

## Dink Davis · 3rd

Automotive Retail owner in DFW area

Dallas/Fort Worth Area · 500+ connections · **Contact info**

iDrive1 Motorcars

 Tarleton State University

## Experience

**Owner of iDrive 1 Motorcars**
iDrive1 Motorcars
Sep 2016 – Present · 3 yrs 5 mos
Dallas/Fort Worth Area

Opening: iDrive1 MotorCars in Carrollton Tx ...
Come see us when you can! We have a wonderful selection of vehicles in our indoor facility and showroom...

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## Education

 **Tarleton State University**
Masters, Science and Education
1980 – 1983

## Skills & Endorsements

**Automotive** · 5

**Barb Sullins, AIF® and 4 connections** have given endorsements for this skill

**Team Building** · 5

**Barb Sullins, AIF® and 4 connections** have given endorsements for this skill

**Sales Management** · 5

**Barb Sullins, AIF® and 4 connections** have given endorsements for this skill

## Interests

**Tarleton State University**
40,209 followers

**The Wall Street Journal**
6,847,445 followers

**Group 1 Automotive**
29,523 followers

**Mary Barra**
Chairman and Chief Executive Officer a...

1,202,352 followers

**Padmasree Warrior** in

Founder, President and CEO at Fable

429,574 followers

**Automotive News**

421,144 followers

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